W. Mark Schweitzer

Vice President & Chief Financial Officer

Direct Telephone: (403) 531-5603

Direct Fax:  (403) 265-1968

E-mail:  mschweitzer@cefranklin.com

April 3, 2009

Mr. John Cash

Accounting Branch Chief

United States Security and Exchange Commission

450 Fifth Street N.W.

Washington D.C.,

20549

Re:

CE Franklin Ltd. (“CEF”)

Form 20-F for Fiscal Year Ended December 31, 2008

File No. 1-12570

Dear Mr. Cash:

The following is in response to your letter dated March 26, 2009.  Our responses have been keyed to your comments as requested.

1.

Please submit your response letter dated March 19, 2009 as a correspondence file on EDGAR.

CEF Response:

Our March 19, 2009 response letter has been filed today as a correspondence file on EDGAR.

2.

Thank you for the information you submitted in response to prior comments 4 and 5.  Please confirm that you intend to revise your future filings to include detailed impairment assessment methodology and the significant judgements and related sensitivities in your discussion of critical accounting policies and estimates.

CEF Response:

In future filings, we will expand our critical accounting estimates disclosure with respect to our goodwill impairment assessment methodology, the significant judgements included in the methodology and related sensitivities.

Should you have any questions or require additional information in connection with our response, please call me at 403-531-5603.

Yours very truly,

Mark Schweitzer

Vice-President and Chief Financial Officer

CE Franklin Ltd.

1900, 300 – 5th Avenue S.W.     Calgary, Alberta, Canada T2P 3C4      (403) 531-5600      Fax: (403) 265-1968